UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Constellation Pharmaceuticals, Inc.

(Name of Subject Company)

Constellation Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

210373106

(CUSIP Number of Class of Securities)

Jigar Raythatha

President and Chief Executive Officer

Constellation Pharmaceuticals, Inc.

215 First Street, Suite 200

Cambridge, Massachusetts 02142

(617) 714-0555

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Igor Kirman

Elina Tetelbaum

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Constellation Pharmaceuticals, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 16, 2021, relating to the tender offer by MorphoSys Development Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of MorphoSys AG, a German stock corporation (Aktiengesellschaft) (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares” and each, a “Share”) at a price per Share of $34.00, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 2021, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below.

Item 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph replaces in its entirety the second paragraph under the heading “Antitrust Compliance” on page 35:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC. The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer as promptly as reasonably practicable, but no later than ten business days from the date of the Merger Agreement. On June 15, 2021, the Company and Parent filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division. The required waiting period with respect to the Offer expired in the ordinary course at 11:59 p.m. Eastern Time on June 30, 2021. Accordingly, the condition to the Offer requiring that the waiting period applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied and any approvals or clearances required to be obtained under any other antitrust laws have been obtained. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONSTELLATION PHARMACEUTICALS, INC.

Dated: July 1, 2021	By:	/s/ Emma Reeve
		Name:	Emma Reeve
		Title:	Chief Financial Officer